

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2019

Masayoshi Hachisuka
Accounting & Finance Division
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi, 471-8571
Japan

    Re: Toyota Motor Corporation
       Registration Statement on Form F-4
       Filed June 24, 2019
       File No. 333-232286

Dear Mr. Hachisuka:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Doug Jones at 202-551-3309 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Transportation and Leisure

cc: Masahisa Ikeda